UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           SEC File Number - 0-11104

                                   ----------

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(X) Form 10-K   ( ) Form 20-F    ( ) Form 11-K    ( ) Form 10-Q   ( ) Form N-SAR

                      For Period Ended: December 31, 1997

                     ( )    Transition Report on Form 10-K
                     ( )    Transition Report on Form 20-F
                     ( )    Transition Report on Form 11-K
                     ( )    Transition Report on Form 10-Q
                     ( )    Transition Report on Form N-SAR
                     For the Transition Period Ended: ____________________

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE

    Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         PART I - REGISTRANT INFORMATION


                              NOBLE ROMAN'S, INC.
         -------------------------------------------------------------
                            Full Name of Registrant


         -------------------------------------------------------------
                           Former Name if Applicable

                         One Virginia Avenue, Suite 800
         -------------------------------------------------------------
           Address of Principal Executive Office (Street and Number)

                          Indianapolis, Indiana 46204
         -------------------------------------------------------------
                            City, State and Zip Code


                        PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

(X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; for the subject quarterly report of transition report on Form 10Q, of portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

( ) (c) The accountant's statement of other exhibit required by Rule 12b-25(c) has been attached if applicable

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)


The Company engaged Ruben, Brown, Gornstein & Co., LLP, as the Company's new auditors for 1997. Because of their already committed schedule when engaged, they were unable to complete the audit in time for the Company to file the completed Form 10-K for the fiscal year ended December 31, 1997 without unreasonable expense to the Company. The audit is in the process of being completed. The Company expects to have the audit completed and Form 10-K filed by the 15th day after its due date. Form 10-K will be finished promptly and will be filed on or before the 15th day after its due date.



                          PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Mitchell Katz, Chief Financial Officer               (317) 634-337
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     (Name)                                       (Area code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
     answer is no, identify report(s).                       (X) Yes      ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                (X) Yes      ( ) No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:


     The Company currently estimates a net loss of approximately $3.4 million for 1997 or $.80 per share compared to a net loss for 1996 of approximately $3.9 million or $.94 per share. Total revenue for 1997 was appproximately $26.1 million compared to total revenue for 1996 of approximately $34.2 million. The reason for the loss was primarily expenses associated with the Company's restructing, offset by an extraordinary gain resulting from the forgiveness of debt by its primary lender.

                               Noble Roman's Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


DATE:   3/30/98                        BY:   Paul W. Mobley
      -----------                          -------------------------------------
                                             Paul W. Mobley
                                             Chairman


DATE:   3/30/98                        BY:   Mitchell Katz
      -----------                          -------------------------------------
                                             Mitchell Katz
                                             Chief Financial Officer